CONTRACT WITH INDEPENDENT CONTRACTOR

Contract made September 27, 2016, between Soul and Vibe Interactive Inc., herein referred to as “Corporation”, and Emciem Ventures Inc., herein referred to as “Contractor”.

Corporation owns and operates a video game and game related content production and management service, and desires to have the following services performed by the Contractor: Market due diligence and consulting (“Services”).

Contractor agrees to perform these Services for Corporation under the terms and conditions set forth in this contract.

In consideration of the mutual promises set forth herein, it is agreed by and between Corporation and Contractor:

I

The work to be performed by the Contractor includes all services generally performed by Contractor in his usual line of business, including, but not limited to, the following: market due diligence and consulting. The Services to be rendered by the Contractor to the Corporation shall under no circumstances include (a) any activities which could be deemed by the Securities and Exchange Commission (“SEC”) to constitute investment banking or any other activities requiring the Consultant to register as a broker-dealer under the Securities Exchange Act of 1934; (b) any activities which could be deemed by the SEC to be in connection with the offer or sale of securities; or (c) any activities which directly or indirectly promote or maintain a market for the Corporation’s securities.

II

Corporation will pay Contractor the total sum of $10,000 Dollars USD($) for the work performed under this contract, according to the following schedule:

$10,000 USD for a period of 3 months, to be payed in Common Stock, of the Corporation at a conversion price equal to fifty percent (50%) discount to lowest trading price of the Corporations Common Stock during the twenty (20) previous trading days from the date of written notice to convert (“Notice”) from the Contractor to the Conrporation. Corporation agrees to issue the Common Stock to the Contractor within seven (7) days of the Notice.

III

The work to be performed under this contract will be performed entirely at Contractor’s risk, and Contractor assumes all responsibility for the condition of tools and equipment used in the performance of this contract. Contractor will carry, for the duration of this contract, public liability insurance in the amount acceptable to Corporation. Contractor agrees to indemnify Corporation for any and all liability or loss arising in any way our of the performance of this contract.

IV

The parties intend that an independent contractor-employer relationship will be created by this contract. Corporation is interested only in the results to be achieved, and the conduct and control of the work will lie solely with Contractor. Contractor is not to be considered an agent or employee of Corporation for any purpose, and the employees of Contractor are not entitled to any of the benefits that Corporation provides for Corporation employees. It is understood that Corporation does not agree to use Contractor exclusively. It is further understood that Contractor is free to contract for similar services to be performed for other Corporations while under contract with Corporation.

IV

It is understood and acknowledged that a transfer and/or sale of this note, by the Contractor to a third party, either in whole or in part, must be approved, in writing, by the Corporation.

IN WITNESS WHEREOF, the parties have executed this agreement at Carson City NV the day and year first above written.

Soul And Vibe Interactive Inc.		Emciem Ventures. Inc.

By:	/s/ Peter Anthony Chiodo